SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------
                                    FORM 6-K
                                   ----------


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                               For March 27, 2006



                                  CNOOC Limited

                 (Translation of registrant's name into English)
              -----------------------------------------------------


                                   65th Floor
                               Bank of China Tower
                                 One Garden Road
                               Central, Hong Kong
                    (Address of principal executive offices)

             -----------------------------------------------------






 (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)



               Form 20-F      X               Form 40-F
                          ---------                     ----------


        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
                   under the Securities Exchange Act of 1934.)


                   Yes                            No          X
                          ---------                     ----------


 (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.)

Company Announcement
--------------------

                       [GRAPHIC OMITTED][GRAPHIC OMITTED]
                (Translation of registrant's name into English)
               (Incorporated in Hong Kong with limited liability
                        under the Companies Ordinance)
                                (Stock Code: 883)

                        2005 Annual Results Announcement

CHAIRMAN'S STATEMENT

Dear Shareholders,

We, CNOOC Limited, a company listed in New York and Hong Kong, have been in the capital market for five years.

We believe that we have achieved good financial and operational performance over the past five years. Thanks to the satisfactory growth in our assets, revenues and net profits, we have been able to show continuing progress in creating value and delivering good return to our shareholders.

First, let us look at the outstanding performance of CNOOC Limited in 2005. Our growth momentum was successfully maintained in 2005 as evidenced by our annual results. In addition to the detailed financial statements and other information set out hereafter, I am pleased to share with you a few highlights of our performance in 2005:

For the year ended 31 December 2005, our total revenue rose by 25.8% to RMB69,455.7 million, while the net profit reached yet another record high of RMB25,323.1 million, the highest ever since we were first listed in 2001.

There was a steady growth in our oil and gas production. In 2005, we produced a total of 130 million barrels of oil and 142 billion cubic feet of natural gas, achieving a total production of 155 million barrels of oil equivalent ("BOE"), representing a year-on-year increase of 10.6%.

Our production growth mainly came from the development projects offshore China coming on stream during the year. In 2005, seven new projects commenced production, which have contributed significantly to production growth during the year. Additionally, sixteen projects were under way.

In 2005, the achievements of our exploration initiatives were just as remarkable. Altogether, we made fourteen new oil and gas discoveries and eight structures were successfully appraised offshore China. During the year, we realized a reserve replacement ratio of 186% and our net proved reserves increased by 288 million BOE.

During the year, our basic and diluted earnings per share were RMB0.62 and RMB0.61 respectively. To reward our shareholders for their support, the board of directors (the "Board") proposed a final dividend of HK$0.10 per share. Together with the interim dividend of HK$0.05 per share and the special interim dividend of HK$0.05 per share, we will distribute a total of HK$0.20 per share to our shareholders for the year ended 31 December 2005.

Looking back at the year 2005 as well as the previous four years of listing, we have been committed to deliver, and have delivered, the best return to our shareholders. As a responsible company, we will continue to strive to create and add value to our business to share the fruits of our success with our shareholders, to allow employees and the Company to grow together and to be responsible to the society, community and environment. We also believe that our shareholders will continue to be able to reap satisfactory return from our business growth, our dividend payouts and the excellent performance of our stock price.

In light of the above, we would like to show you our key initiatives.

As a resource-based corporation, our enterprise value depends on the scale of our resources and production. Therefore we have always been seeking more areas for exploration, development and production and to extend our developemnt potentials.

Within China, we intend to further step up our efforts in exploration in offshore China in 2006. We will initiate more exploration activities, acquire more seismic data and drill more exploration wells in various exploration areas. We will also extend the reach of our exploration initiatives to the deep-water areas for more reserves to support the sustainable rapid growth of our business. As far as production is concerned, we plan to bring 10 oil and gas fields on stream this year.

In respect of our overseas business efforts, we made a friendly offer to acquire the US-based Unocal Corporation in 2005. However, the desired outcome did not materialize due to a host of factors. During the process, from bidding to the final voluntary withdrawal, our overriding principles remain focused on the Company's future growth and our commitment to increasing shareholders' value.

As ever, our priority was on shareholders' interests and the Company's future growth, whether at the time of making the C$150 million acquisition of a 16.69% stake in Canadian MEG Energy Corporation in March 2005, or when we acquired a 45% stake in the license covering the OML 130 in Nigeria for a cash consideration of US$2.268 billion in January 2006.

We are dedicated to develop a path to overseas expansion to sustain the long-term growth of the Company. Our management team has been working hard towards this objective.

Of course, we never forget our social responsibilities in the course of value creation. We are a socially responsible company well aware of the importance of our staff, the environment and our society as a whole. We grow healthily together with our staff. At the same time, we also made determined efforts to undertake responsibilities for the community, the environment and the society. "Win-Win for All" has been one of our essential ideologies. Indeed, in pursuit of our corporate development, we constantly seek win-win situation for our staff, the community and the environment. We believe that our long-term viability and success, and our ability to continue to create and deliver value for our shareholders and the communities we serve, very much depends on conducting our business in a socially responsible manner.

In 2005, we continued to enhance our health, safety and environment (HSE) protection system by strengthening the implementation of safety management policies. The safety management standards were also improved further with the development of the HSE system, employees' safety education program and the establishment of its accountability system. Throughout the year, the Company was neither involved in any material spillage or pollution incident, nor subject to any liability claim for loss of over RMB1 million.

Currently, all oil and gas fields of the Company are equipped with anti-pollution facilities and have achieved stable discharge standards. They all have in place environment monitoring system combining both manual and automatic monitors. Besides, contingency plan for safety protection have been established for every offshore oil and gas fields and safety drills are also conducted on regular basis.

As far as staff welfare is concerned, we not only provide a safe and healthy working environment, but we also offer our staff reasonable packages and ample training opportunities in order to provide our staff with sufficient room for career development and added incentives. The section headed "Human Resources" in the annual report will explain more about the initiatives undertaken in fulfilling our responsibilities towards our staff.

We are happy to take up our social responsibility in different areas and contribute to the advancement of the community and the society. As a responsible corporate citizen, we actively participate in various charity events and have long been involved in poverty relief and education endowments. We also give our whole-hearted support and donations to victims of natural disasters. In 2005, the Company made donations to several Chinese regions affected by Typhoons Talim and Damrey. Besides, donations were also made to the regions wreaked by Hurricane Katrina. These efforts clearly reflect our heightened awareness of our social responsibility as a corporate citizen.

Last but not least, I would like to take this opportunity to welcome on board Mr. Tse Hau Yin, Aloysius and Mr. Lawrence J. Lau joining us as our independent non-executive directors; and Mr. Cao Xinghe, Mr. Wu Zhenfang and Mr. Wu Guangqi and Mr. Yang Hua joining us as our executive directors. Given their extensive experience and valuable insights, I strongly believe that they will make great contributions for the benefit of the Company.

Our success today is the result of dedicated efforts and devotion of our management and staff. Therefore I would also like to express my sincere gratitude for their support and hard work.

We clearly know, for a high quality public company, the horizons are boundless when it comes to growth, innovation and the pursuit of excellence. Being mindful of these opportunities, we will for sure exercise extra prudence and yet at the same time make more aggressive efforts to take the Company to a new height.

Fu Chengyu
Chairman and Chief Executive Officer

Hong Kong, 24 March 2006

CONSOLIDATED INCOME STATEMENT (AUDITED)
Year ended 31 December 2005
(All amounts expressed in thousands of Renminbi, except per share data)

                                                                      Notes                 2005           2004
                                                                                                     (Restated)

REVENUE
Oil and gas sales                                                       5             53,417,669     36,886,019
Marketing revenues                                                      6             15,901,325     18,191,353
Other income                                                                             136,749        144,691
                                                                                    ------------   -------------
                                                                                      69,455,743     55,222,063
                                                                                    ------------   -------------
EXPENSES
Operating expenses                                                                   (5,934,598)    (5,070,344)
Production taxes                                                                     (2,596,543)    (1,725,674)
Exploration expenses                                                                 (1,293,687)    (1,316,160)
Depreciation, depletion and amortisation                                             (5,964,740)    (5,455,062)
Dismantlement                                                                          (252,857)      (201,637)
Impairment losses related to property, plant and equipment                              (90,190)              -
Crude oil and product purchases                                         6           (15,704,100)   (17,963,461)
Selling and administrative expenses                                     8            (1,370,368)    (1,104,348)
Others                                                                                  (77,062)       (45,844)
                                                                                    ------------   -------------
                                                                                    (33,284,145)   (32,882,530)
                                                                                    ------------   -------------
PROFIT FROM OPERATING ACTIVITIES                                                      36,171,598     22,339,533

Interest income                                                                          359,294        206,872
Finance costs                                                           9            (1,100,532)      (441,825)
Exchange gains, net                                                                      287,027         29,269
Investment income                                                                        247,893         72,438
Share of profits of associates                                                           307,075        344,469
Non-operating income/(expenses), net                                                      28,579        519,206
                                                                                   -------------   ------------
PROFIT BEFORE TAX                                                       7             36,300,934     23,069,962
Tax                                                                    10           (10,977,812)    (6,930,826)
                                                                                   -------------   -------------

NET PROFIT                                                                            25,323,122     16,139,136
                                                                                   =============  =============
DIVIDENDS
Special interim dividend declared in place of 2003 final
  dividend                                                                                     -      2,617,526
Interim dividend                                                                       2,138,128      1,306,451
Special interim dividend                                                               2,138,128      2,177,418
Proposed final dividend                                                                4,250,391      1,310,022
Proposed special final dividend                                                                -      2,183,371
                                                                                   -------------  -------------
                                                                                       8,526,647      9,594,788
                                                                                   =============  =============


                                     - 5 -

                                                                      Notes                 2005           2004
                                                                                                     (Restated)

EARNINGS PER SHARE
Basic                                                                  11                RMB0.62        RMB0.39
Diluted                                                                11                RMB0.61        RMB0.39

DIVIDEND PER SHARE
Special interim dividend declared in place of 2003 final                                 RMB   -        RMB0.06
dividend
Interim dividend                                                                         RMB0.05        RMB0.03
Special interim dividend                                                                 RMB0.05        RMB0.05
Proposed final dividend                                                                  RMB0.10        RMB0.03
Proposed special final dividend                                                          RMB   -        RMB0.05

CONSOLIDATED BALANCE SHEET (AUDITED)
31 December 2005
(All amounts expressed in thousands of Renminbi)

                                                                                             Group
                                                                      Notes                 2005           2004
                                                                                                     (Restated)

NON-CURRENT ASSETS
Property, plant and equipment, net                                                    66,625,167     57,182,026
Intangible assets                                                                      1,299,643              -
Investments in associates                                                              1,401,839      1,327,109
Available-for-sale financial assets                                                    1,017,000              -
                                                                                     -----------    -----------
Total non-current assets                                                              70,343,649     58,509,135
                                                                                     -----------    -----------
CURRENT ASSETS
Accounts receivable, net                                                               5,277,784      4,276,489
Inventories and supplies                                                               1,199,626      1,147,294
Due from related companies                                                             2,099,197      1,173,374
Other current assets                                                                     806,115        556,931
Available-for-sale financial assets/short term investments                            13,846,935      5,444,113
Time deposits with maturities over three months                                       12,200,000      8,603,000
Cash and cash equivalents                                                              8,991,758     14,091,524
                                                                                     -----------    -----------
Total current assets                                                                  44,421,415     35,292,725
                                                                                     -----------    -----------
CURRENT LIABILITIES
Accounts payable                                                                       2,867,678      3,102,024
Other payables and accrued liabilities                                                 5,206,943      4,191,024
Current portion of long term bank loans                                                  825,674         24,364
Due to the parent company                                                                488,482        370,060
Due to related companies                                                                 759,934        211,425
Tax payable                                                                            3,467,505      2,503,466
                                                                                     -----------    -----------
Total current liabilities                                                             13,616,216     10,402,363
                                                                                     -----------    -----------
NET CURRENT ASSETS                                                                    30,805,199     24,890,362
                                                                                     -----------    -----------
TOTAL ASSETS LESS CURRENT LIABILITIES                                                101,148,848     83,399,497
                                                                                     -----------    -----------

NON-CURRENT LIABILITIES
Long term bank loans                                                                      24,392        865,211
Long term guaranteed notes                                             12             16,531,780     16,313,550
Provision for dismantlement                                                            4,161,663      3,089,448
Deferred tax liabilities                                                               6,827,916      6,688,498
                                                                                     -----------    -----------
Total non-current liabilities                                                         27,545,751     26,956,707
                                                                                     -----------    -----------
Net assets                                                                            73,603,097     56,442,790
                                                                                     ===========    ===========
CAPITAL AND RESERVES
Issued capital                                                         13                876,635        876,586
Reserves                                                                              72,726,462     55,566,204
                                                                                     -----------    -----------
Total equity                                                                          73,603,097     56,442,790
                                                                                     ===========    ===========

NOTES TO FINANCIAL STATEMENTS
31 December 2005
(All amounts expressed in Renminbi unless otherwise stated)

1.   CORPORATE INFORMATION

     CNOOC Limited (the "Company") was incorporated in the Hong Kong Special Administrative Region ("Hong Kong"), the People's Republic of China (the "PRC") on 20 August 1999 to hold the interests in certain entities whereby creating a group comprising the Company and its subsidiaries. During the year, the Company and its subsidiaries (hereinafter collectively referred to as the "Group") were principally engaged in the exploration, development, production and sale of crude oil, natural gas and other petroleum products.

     The registered office address is 65/F, Bank of China Tower, 1 Garden Road, Hong Kong.

     In the opinion of the directors, the parent and the ultimate holding company is China National Offshore Oil Corporation ("CNOOC"), a company established in the PRC.

2.1  BASIS OF PREPARATION

     These financial statements have been prepared in accordance with Hong Kong Financial Reporting Standards ("HKFRSs") (which also include Hong Kong Accounting Standards ("HKASs") and Interpretations) issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"), accounting principles generally accepted in Hong Kong ("Hong Kong GAAP") and the disclosure requirements of the Hong Kong Companies Ordinance. They have been prepared under the historical cost convention except for available-for-sale investments and derivative financial instruments which have been measured at fair value. These financial statements are presented in Renminbi ("RMB") and all values are rounded to the nearest thousand (RMB'000) except when otherwise indicated.

     Basis of consolidation

     The consolidated financial statements include the financial statements of the Company and its subsidiaries for the year ended 31 December 2005. The results of subsidiaries are consolidated from the date of acquisition being the date on which the Group obtains control and continue to be consolidated until the date that such control ceases. All significant intercompany transactions and balances within the Group are eliminated on consolidation.

     The acquisition of subsidiaries or an interest in a joint venture or associate during the year has been accounted for using the purchase method of accounting. This method involves allocating the cost of the business combinations to the fair value of the assets acquired, and liabilities and contingent liabilities assumed at the date of acquisition. The cost of the acquisition is measured at the aggregate of the fair value of the assets given, equity instruments issued (if any) and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition.

2.2  IMPACT OF NEW AND REVISED HONG KONG FINANCIAL REPORTING STANDARDS
     ("HKFRSs")

     The Hong Kong Institute of Certified Public Accountants has issued a number of new Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards and interpretations, herein collectively referred to as the new HKFRSs, which are generally effective for accounting periods beginning on or after 1 January 2005. The following new and revised HKFRSs affect the Group and are adopted for the first time for the current year's financial statements:

     HKAS 1                 Presentation of Financial Statements
     HKAS 2                 Inventories
     HKAS 7                 Cash Flow Statements

     HKAS 8                 Accounting Policies, Changes in Accounting
                            Estimates and Errors
     HKAS 10                Events after the Balance Sheet Date
     HKAS 12                Income Taxes
     HKAS 14                Segment Reporting
     HKAS 16                Property, Plant and Equipment
     HKAS 17                Leases
     HKAS 18                Revenue
     HKAS 19                Employee Benefits
     HKAS 21                The Effects of Changes in Foreign Exchange Rates
     HKAS 23                Borrowing Costs
     HKAS 24                Related Party Disclosures
     HKAS 27                Consolidated and Separate Financial Statements
     HKAS 28                Investments in Associates
     HKAS 31                Interests in Joint Ventures
     HKAS 32                Financial Instruments: Disclosure and Presentation
     HKAS 33                Earnings per Share
     HKAS 36                Impairment of Assets
     HKAS 37                Provisions, Contingent Liabilities and Contingent
                            Assets
     HKAS 38                Intangible Assets
     HKAS 39                Financial Instruments: Recognition and Measurement
     HKAS 39 Amendment      Transition and Initial Recognition of Financial
                            Assets and Financial Liabilities
     HKFRS 2                Share-based Payment
     HKFRS 3                Business Combinations


     The adoption of HKASs 1, 2, 7, 8, 10, 12, 14, 17, 18, 19, 21, 23, 24, 27,
     28, 31, 33, 36, 37, 38 and HKFRS 3 has no material impact on the accounting policies of the Group and the methods of computation in the Group's financial statements. The impacts of adopting other HKFRSs are detailed as follows:

     (a)  HKAS 16 - Property, Plant and Equipment

          In prior years, the Group's property, plant and equipment were classified into three categories: oil and gas properties, land and buildings (representing the onshore terminals for oil and gas processing), and vehicles and office equipment. Land and buildings were stated at valuation less accumulated depreciation. Depreciation for land and buildings is calculated on the straight-line basis at an annual rate estimated to write off the valuation of each asset over its expected useful life, ranging from 30 to 50 years.

          According to HKAS 16, property, plant and equipment are required to be categorised by major component and different useful lives, if any, should be applied in calculating the depreciation.

          Upon the adoption of HKAS 16, the Group has classified its property, plant and equipment into two categories: oil and gas properties and vehicles and office equipment. The Group has reclassified the onshore terminals previously classified as land and buildings to oil and gas properties as they will be used in similar operations and are expected to have similar economic useful lives.

          The Group has also decided to change its accounting policy to state the onshore terminals at cost instead of valuation and to amortise those terminals by the unit-of-production method on a property-by-property basis computed based on the total estimated units of proved developed reserves instead of the straight line method. Management believes the new policy will provide more relevant information and consistent accounting approach for oil and gas related assets.

          The effect of this change in accounting policy is to decrease both property, plant and equipment and the revaluation reserve as at 1 January 2005 by RMB274,671,000. No adjustment was made to the prior years' amounts as the impact on the prior years' financial statements was not material. The effects of the above changes are summarized in note 2.3 below.

     (b)  HKASs 32 and 39 - Financial Instruments

          (i)  Investments in equity and debt securities

               In prior periods, the Group classified its investments in short term debt and equity securities as short term investments which were not intended to be held on a continuing basis and those investments were stated at fair value at the balance sheet date, on an individual investment basis. The gains or losses arising from changes in the fair value of such securities were credited or charged to the income statement in the period in which they arose.

               Upon the adoption of HKAS 39, these securities held by the Group at 1 January 2005 in the amount of RMB5,444,113,000 were designated as available-for-sale investments under the transitional provisions of HKAS 39 and accordingly are stated at fair value with gains or losses being recognised as a separate component of equity until subsequent derecognition or impairment.

          (ii) Convertible bonds

               In prior periods, convertible bonds were stated at amortised cost.

               Upon the adoption of HKAS 32 and HKAS 39, the Group's convertible bonds issued with a cash settlement option and other derivative features are split into liability and derivative components based on their fair values. The effects of the above changes are summarised in note 2.3 below. In accordance with HKAS 32, comparative amounts have been restated.

     (c)  HKFRS 2 - Share-based Payment

          In prior periods, no recognition and measurement of share-based transactions in which employees (including directors) were granted share options over shares in the Company were required until such options were exercised by employees, at which time the share capital and share premium were credited with the proceeds received.

          Upon the adoption of HKFRS 2, when employees (including directors) render services as consideration for equity instruments
          ("equity-settled transactions"), the cost of equity-settled transactions with employees is measured by reference to the fair value at the date at which the instruments are granted.

          The main impact of HKFRS 2 on the Group is the recognition of the cost of these transactions and a corresponding entry to equity for employee share options.

          The Group has adopted the provisions of HKFRS 2 retrospectively to all stock options granted from the date of its incorporation. The effects of adopting HKFRS 2 are summarized in note 2.3 below.

2.3  SUMMARY OF THE IMPACT OF CHANGES IN ACCOUNTING POLICIES

(a)  Effect on the consolidated balance sheet


                                                                           Effect of adopting
                                                                     ---------------------------
      At 1 January 2005                                                 HKAS 16#        HKFRS 2#
                                                                       Property,  Recognition of
      Effect of new policies                                           plant and     share-based
        Increase/(decrease)                                            equipment         payment          Total
                                                                         RMB'000         RMB'000        RMB'000

      Assets
      Property, plant and equipment, net                               (274,671)               -      (274,671)
                                                                                                  =============
      Liabilities/equity
      Asset revaluation reserve                                        (274,671)               -      (274,671)
      Other reserves                                                           -         110,144        110,144
      Retained earnings                                                        -       (110,144)      (110,144)
                                                                                                  -------------
                                                                                                      (274,671)
                                                                                                  =============



                                                                           Effect of adopting
                                                       -----------------------------------------------------
                                                                        HKAs
      At 31 December 2005                               HKAS 16#     HKASs 32        HKAS 39*       HKFRS 2#
                                                                      and 39*       Change in    Recognition
                                                       Property,               classification      of share-
      Effect of new policies                           plant and  Convertible       of equity          based
        Increase/(decrease)                            equipment        bonds     investments        payment       Total
                                                         RMB'000      RMB'000         RMB'000        RMB'000     RMB'000
      Assets
      Property, plant and equipment, net               (274,671)            -               -              -    (274,671)
                                                                                                               ==========

      Liabilities/equity
      Long term guaranteed notes                               -      373,060               -              -     373,060
      Asset revaluation reserve                        (274,671)            -               -              -   (274,671)
      Other reserves                                           -            -          69,069        139,267     208,336
      Retained earnings                                        -    (373,060)        (69,069)      (139,267)   (581,396)
                                                                                                               ---------
                                                                                                               (274,671)
                                                                                                               =========

(b)  Effects on the balances of equity at 1 January 2004 and at 1 January 2005


                                                                           Effect of adopting
                                                                     ---------------------------
                                                                        HKAS 16#        HKFRS 2#
                                                                       Property,  Recognition of
      Effect of new policies                                           plant and     share-based
        Increase/(decrease)                                            equipment         payment          Total
                                                                         RMB'000         RMB'000        RMB'000

      1 January 2004

      Asset revaluation reserve                                        (274,671)               -      (274,671)
      Other reserves                                                          -           63,502        63,502
      Retained earnings                                                       -         (63,502)       (63,502)
                                                                                                     ----------
                                                                                                      (274,671)
                                                                                                     ==========
      1 January 2005

      Asset revaluation reserve                                        (274,671)               -      (274,671)
      Other reserves                                                           -         110,144        110,144
      Retained earnings                                                        -       (110,144)      (110,144)
                                                                                                     ----------
                                                                                                      (274,671)
                                                                                                     ==========



      * Adjustments taken effect prospectively from 1 January 2005. # Adjustments taken effect retrospectively.

(c) Effect on the consolidated income statement for the years ended 31 December 2005 and 2004


                                                                      Effect of adopting
                                                        ------------------------------------------
                                                                 HKAS 16      HKAS 39      HKFRS 2
                                                                                       Recognition
                                                               Property,                        of
                                                               plant and  Convertible  share-based
      Effect of new policies                                   equipment        bonds      payment        Total
                                                                 RMB'000      RMB'000      RMB'000      RMB'000
      Year ended 31 December 2005

      Increase in depreciation, depletion and amortisation        19,269            -            -       19,269
      Increase in a loss on embedded derivatives in                    -      373,060            -      373,060
        convertible bonds
      Increase in selling and administrative expenses                  -            -       29,123       29,123
                                                                --------     --------     --------     --------
      Total decrease in profit                                    19,269      373,060       29,123      421,452
                                                                ========     ========     ========     ========
      Year ended 31 December 2004

      Increase in selling and administrative expenses                  -            -       46,642       46,642
                                                                --------     --------     --------     --------

      Total decrease in profit                                         -            -       46,642       46,642
                                                                ========     ========     ========     ========



     There was no material impact on basic earnings per share and diluted earnings per share for the years ended 31 December 2005 and 2004 for the adoption of the above new policies.

3.   ACQUISITIONS

     During the year, the Group completed the acquisition of the North West Shelf Project ("NWS Project"), including an interest of approximately 5.3% in the NWS Project and a 25% interest in the China LNG Joint Venture, a new joint venture established within the NWS Project. The Group acquired the NWS Project to expand its oil and gas reserves and production. The Group's participation in the NWS Project has not started commercial operations.

     Details of the net assets acquired are as follows:


     Purchase consideration:                                                                           RMB'000

     Consideration paid                                                                              4,341,783
     Direct costs relating to the acquisition                                                           87,522
                                                                                                    ----------
     Total purchase consideration                                                                    4,429,305
                                                                                                    ==========

     The assets and liabilities arising from the acquisition are as follows:

                                                                                                        RMB'000

     Oil and gas properties                                                                          3,129,662
     Intangible assets - gas processing rights                                                       1,299,643
                                                                                                    ----------
     Net assets acquired                                                                             4,429,305
                                                                                                    ==========
     Purchase consideration settled in cash                                                          4,429,305
                                                                                                    ==========


     The purchase price allocation set out above is still preliminary, pending the confirmation of the tax basis of the underlying assets.

     The interest of the Group in the NWS Project has been charged to the other partners of the Project as security for certain of the Group's liabilities relating to the Project.

     In addition, the Company, through its wholly-owned subsidiary, has signed an agreement with a Canadian based company, MEG Energy Corporation ("MEG"), to acquire a 16.69% equity interest in MEG. The Company completed the transaction and paid C$150 million (equivalent of approximately RMB1,017 million) for the acquisition of 13,636,364 common shares of MEG in March 2005. MEG is principally engaged in the exploitation and production of oil sands. The investment in the unlisted shares of this company is accounted for as a non-current available-for-sale asset and is stated at cost less any impairment.

4.   PRODUCTION SHARING CONTRACTS

     PRC

     For production sharing contracts in the PRC, the foreign parties to the contracts ("foreign partners") are normally required to bear all exploration costs during the exploration period and such exploration costs can be recovered according to the production sharing formula after commercial discoveries are made and production begins.

     After the initial exploration stage, the development and operating costs are funded by the Group and the foreign partners according to their respective participating interests.

     In general, the Group has the option to take up to 51% participating interest in a production sharing contract and may exercise such option after the foreign partners have independently undertaken all the exploration risks and costs and made viable commercial discoveries.

     After the Group exercises its option to take a participating interest in a production sharing contract, the Group accounts for the oil and gas properties using the proportional method under which the Group recognises its share of development costs, revenues and expenses from such operations according to its participating interest in the production sharing contract. The Group does not account for either the exploration costs incurred by its foreign partners or the foreign partners' share of development costs and revenues and expenses from such operations.

     Part of the annual gross production of oil and gas in the PRC is distributed to the PRC government as settlement of royalties which are payable pursuant to a sliding scale. The Group and the foreign partners also pay a value-added tax to the tax bureau at a pre-determined rate. In addition, there is a pre-agreed portion of oil and gas designated to recover all exploration costs, development costs, operating costs incurred and related interest according to the participating interests between the Group and the foreign partners. Any remaining oil after the foregoing priority allocations is first distributed to the PRC government as government share oil on a pre-determined ratio pursuant to a sliding scale, and then distributed to the Group and the foreign partners according to their respective participating interests. As the government share is not included in the Group's interest in the annual production, the net sales of the Group do not include the sales revenue of the government share oil.

     The foreign partners have the right either to take possession of their allocable remainder oil for sale in the international market, or to negotiate with the Group to sell their allocable remainder oil to the Group for sale in the PRC market.

     Overseas

     The Group and the other partners to the overseas production sharing contracts are required to bear all exploration, development and operating costs according to their respective participating interests. Exploration, development and operating costs which qualify for recovery can be recovered according to the production sharing formula after commercial discoveries are made and production begins.

     The Group's net interest in the production sharing contracts in overseas consists of its participating interest in the properties covered under the relevant production sharing contracts, less oil and gas distributed to the local government and the domestic market obligation.

5.   OIL AND GAS SALES


                                                                                               2005           2004
                                                                                            RMB'000        RMB'000

      Gross sales                                                                        57,988,465     39,955,702
      Royalties                                                                           (708,537)      (610,055)
      PRC government share oil                                                          (3,862,259)    (2,459,628)
                                                                                       ------------   ------------
                                                                                         53,417,669     36,886,019
                                                                                       ============   ============

6.   MARKETING PROFIT

                                                                                               2005           2004
                                                                                            RMB'000        RMB'000

     Marketing revenuesq                                                                 15,901,325     18,191,353
     Crude oil and product purchases                                                   (15,704,100)   (17,963,461)
                                                                                       ------------   ------------
                                                                                            197,225        227,892
                                                                                       ============   ============



                                    - 14 -





7.   PROFIT BEFORE TAX

     The Group's profit before tax is arrived at after charging/(crediting):

                                                                                               2005           2004
                                                                                            RMB'000        RMB'000
                                                                                                         (Restated)
     Crediting:

     Interest income on bank deposits                                                     (359,294)      (206,872)
     Exchange gains, net                                                                  (287,027)       (29,269)
     Interest income on available-for-sale financial assets                                 (9,757)        (1,654)
     Dividend income on available-for-sale financial assets                               (175,416)       (93,040)
     Realised gains on available-for-sale financial assets                                 (62,720)        (2,972)
     Unrealised losses on short-term investments                                                  -         25,228
                                                                                       ------------   ------------
     Investment income                                                                    (247,893)       (72,438)
                                                                                       ------------   ------------
     Charging:
     Auditors' remuneration                                                                   7,961          6,750
     Employee benefit expense (including directors' remuneration):
        - Wages, salaries and allowances                                                    363,668        265,007
        - Labour costs paid to contractors                                                  750,651        666,599
        - Equity-settled share option expense                                                29,123         46,642
                                                                                       ------------   ------------
                                                                                          1,143,442        978,248
                                                                                       ------------   ------------
     Depreciation, depletion and amortisation                                             5,941,755      5,410,413
     Add: Oil-in tank adjustments                                                            22,985         44,649
                                                                                       ------------   ------------
                                                                                          5,964,740      5,455,062
                                                                                       ------------   ------------
     Operating lease rentals
        - Office buildings                                                                   87,440        107,803
        - Equipment                                                                         641,846        494,264
                                                                                       ------------   ------------
                                                                                            729,286        602,067
                                                                                       ------------   ------------
     Loss on disposal of property, plant and equipment                                        9,629            173
     Repairs and maintenance                                                              1,047,979      1,193,700
     Research and development costs                                                         401,640        268,477
     Provision for/(reversal of) inventory obsolescence                                      33,088        (2,710)

     8.   SELLING AND ADMINISTRATIVE EXPENSES

                                                                                               2005           2004
                                                                                            RMB'000        RMB'000
                                                                                                         (Restated)

     Salary and staff benefits                                                              392,791        311,649
     Utility and office expenses                                                            143,204        115,817
     Travel and entertainment                                                                94,590         75,675
     Rentals and maintenance                                                                111,426        128,579
     Management fees                                                                        243,730        218,087
     Selling expenses                                                                        32,983         36,015
     Provision for/(reversal of) for inventory obsolescence                                  33,088        (2,710)
     Other                                                                                  318,556        221,236
                                                                                       ------------   ------------
                                                                                          1,370,368      1,104,348
                                                                                       ============   ============

9.       FINANCE COSTS

                                    - 15 -

                                                                                               2005           2004
                                                                                            RMB'000        RMB'000

     Interest on bank loans which are
     - wholly repayable within five years                                                    98,892         80,829
     Interest on other loan (including convertible bonds)                                   671,849        485,812
     Other borrowing costs                                                                    3,773            163
                                                                                       ------------   ------------
     Total interest                                                                         774,514        566,804
     Less: Amount capitalised in property, plant and equipment                            (245,987)      (244,686)
                                                                                       ------------   ------------
                                                                                            528,527        322,118


     Other finance costs:
     Increase in discounted amount of provisions arising from the passage of time           198,945        119,707
     Loss on embedded derivative component in convertible bonds                             373,060              -
                                                                                       ------------   ------------
                                                                                          1,100,532        441,825
                                                                                       ============   ============


     The interest rates used for interest capitalisation represented the cost of capital from raising the related borrowings and varied from 4.1% to 9.2% per annum for the year ended 31 December 2005.

10.  Income tax

                                                                                               2005           2004
                                                                                            RMB'000        RMB'000

     Overseas income taxes
        - Current                                                                           845,390        755,568
        - Deferred                                                                           14,907      (170,118)
     PRC enterprise income tax
        - Current                                                                         9,912,426      6,411,417
        - Deferred                                                                          205,089       (66,041)
                                                                                       ------------   ------------
     Total tax charge for the year                                                       10,977,812      6,930,826
                                                                                       ============   ============



11.  EARNINGS PER SHARE

                                                                                            2005           2004
                                                                                                     (Restated)
      Earnings:
      Net profit from ordinary activities attributable to shareholders for the
            year for the purpose of basic earnings per share                      RMB 25,323,122,000 RMB 16,139,136,000
      Interest expense and losses recognised on the derivative component of
            convertible bonds                                                     RMB    537,468,873                  -
                                                                                  ------------------ ------------------
      Net profit from ordinary activities attributable to shareholders for the
            year for the purpose of diluted earnings per share                    RMB 25,860,590,873 RMB 16,139,136,000
                                                                                  ================== ==================
      Number of shares:
      Weighted average number of ordinary shares for the purpose of basic earnings per share before effects of
            shares repurchased and share options exercised                            41,052,375,275     41,070,828,275
      Effect of shares repurchased                                                                -         (10,587,616)
      Effect of share options exercised                                                    2,124,707                  -
                                                                                  ------------------ ------------------
      Weighted average number of ordinary shares for the purpose of basic
            earnings per share                                                        41,054,499,982     41,060,240,659
                                                                                  ------------------ ------------------
      Effect of dilutive potential ordinary shares under the share option                 38,861,432         66,720,503
            schemes
      Effect of dilutive potential ordinary shares for convertible bonds               1,292,694,352         52,552,274
                                                                                  ------------------ ------------------
      Weighted average numberof ordinary shares for the purpose of diluted            42,386,055,766     41,179,513,436
            earnings per share
                                                                                   ================== =================
     Earnings per share - Basic                                                             RMB 0.62           RMB 0.39
                        - Diluted                                                           RMB 0.61           RMB 0.39


12.  LONG TERM GUARANTEED NOTES

     Long term guaranteed notes comprised the following:

     (i) The principal amount of US$500 million of 6.375% guaranteed notes due in 2012 issued by CNOOC Finance (2002) Limited, a wholly-owned subsidiary of the Company. The obligations of CNOOC Finance (2002) Limited in respect of the notes are unconditionally and irrevocably guaranteed by the Company.

     (ii) The principal amount of US$200 million of 4.125% guaranteed notes due in 2013 and the principal amount of US$300 million of 5.500% guaranteed notes due in 2033 issued by CNOOC Finance (2003) Limited, a wholly-owned subsidiary of the Company. The obligations of CNOOC Finance (2003) Limited in respect of the notes are unconditionally and irrevocably guaranteed by the Company.

     (iii) The principal amount of US$1 billion zero coupon guaranteed convertible bonds due 2009, unconditionally and irrevocably guaranteed by, and convertible into shares of the Company issued by CNOOC Finance (2004) Limited, a wholly-owned subsidiary of the Company, on 15 December 2004. The bonds are convertible from 15 January 2005 onwards at a price of HK$6.075 per share, subject to adjustment for, among other things, the subdivision or consolidation of shares, bond issues, rights issues, capital distribution and other dilutive events. The conversion price was adjusted to HK$5.97 per share on 7 June 2005 as a result of the declaration of the final and special final dividends for 2004 by the Company. Unless previously redeemed, converted or purchased and cancelled, the bonds will be redeemed on the maturity date at 105.114% of the principal amount. CNOOC Finance (2004) Limited has a cash settlement option when the holders exercise their conversion right.

13.  SHARE CAPITAL

                                                                                                   Issued share
                                                                      Number  of           Share        capital
                                                                          shares         capital  equivalent of
         Shares                                                                          HK$'000        RMB'000

         Authorised:
         Ordinary shares of HK$0.02 each
         As at 31 December 2005 and 31 December 2004              75,000,000,000       1,500,000
                                                                   =============   =============
         Issued and fully paid:
         Ordinary shares of HK$0.02 each
         As at 1 January 2004*                                    41,070,828,275         821,417        876,978
         Repurchased and cancelled                                  (18,453,000)           (369)          (392)
                                                                  --------------   -------------  -------------
         As at 31 December 2004                                   41,052,375,275         821,048        876,586
         Exercise of options                                           2,300,100              46             49
                                                                  --------------   -------------  -------------
         As at 31 December 2005                                   41,054,675,375         821,094        876,635
                                                                   =============   =============  =============


          * Adjustment has been made to take account of the subdivision of issued and unissued shares of HK$0.10 each into five shares of HK$0.02 each effective from 17 March 2004.

14.  SEGMENT INFORMATION

     Segment information is presented by way of two segment formats: (i) on a primary segment reporting basis, by business segment; and (ii) on a secondary segment reporting basis, by geographical segment.

     Intersegment transactions: segment revenue, segment expenses and segment performance include transfers between business segments and between geographical segments. Such transfers are accounted for at cost. Those transfers are eliminated on consolidation.

     (a)  Business segments

          The Group is organised on a worldwide basis into three major operating segments. The Group is involved in the upstream operating activities of the petroleum industry that comprise independent operations, production sharing contracts with foreign partners and trading business. These segments are determined primarily because the senior management makes key operating decisions and assesses performance of the segments separately. The Group evaluates the performance of each segment based on profit or loss from operations before income taxes.

     The following table presents revenue, profit and certain assets, liabilities and expenditures information for the Group's business segments for the years ended 31 December 2005 and 2004.


                              Independent                Production
                               operations             sharing contracts        Trading business              Unallocated
Segment revenue              2005        2004          2005          2004         2005          2004          2005          2004
                          RMB'000     RMB'000       RMB'000       RMB'000      RMB'000       RMB'000       RMB'000       RMB'000
Sales to external
customers:                         (Restated)                  (Restated)                 (Restated)                  (Restated)

Oil and gas sales      22,808,733  15,177,621    30,608,936    21,708,398            -             -             -             -

Marketing revenues              -           -             -             -   15,901,325    18,191,353             -             -

Intersegment
  revenues              1,598,171     920,669     7,467,429     2,551,181            -             -             -             -

Other income               13,093       6,139       103,047       136,942            -             -        20,609         1,610
                       ----------  ----------    ----------   -----------  -----------   -----------    ----------     ---------
Total                  24,419,997  16,104,429    38,179,412    24,396,521   15,901,325    18,191,353        20,609         1,610
                       ----------  ----------    ----------   -----------  -----------   -----------    ----------     ---------

Segment results

Operating expenses    (2,095,273) (1,828,614)   (3,839,325)   (3,241,730)            -             -             -             -

Production taxes      (1,154,771)   (775,210)   (1,441,772)     (950,464)            -             -             -             -

Exploration costs     (1,025,993) (1,136,055)     (267,694)     (180,105)            -             -             -             -

Depreciation,
  depletion and
  amortisation        (2,554,896) (2,235,064)   (3,409,844)   (3,219,998)            -             -             -             -

Dismantlement           (152,796)   (117,310)     (100,061)      (84,327)            -             -             -             -

Impairment losses
  related to
  property, plant and
  equipment              (39,494)           -      (50,696)             -            -             -             -             -

Crude oil and
product purchases     (1,598,171)   (920,669)   (7,467,429)   (2,551,181) (15,704,100)  (17,963,461)             -             -

Selling and
  administrative
  expenses               (39,486)    (50,721)     (676,062)     (557,521)            -             -     (654,820)     (496,106)

Others                          -           -      (77,062)      (45,844)            -             -             -             -

Interest income                 -           -         7,328         2,077            -             -       351,966       204,795

Finance costs           (183,325)   (135,119)      (94,885)      (64,956)            -             -     (822,322)     (241,750)

Exchange                        -           -       (5,119)      (15,308)            -             -       292,146        44,577
gains/(losses), net

Investment income               -           -             -             -            -             -       247,893        72,438

Share of profits of
  associates                    -           -             -             -            -             -       307,075       344,469

Non-operarting
  income/expenses),
  net                           -           -             -             -            -             -        28,579       519,206

Tax                             -           -             -             -            -             -  (10,977,812)   (6,930,826)
                       ----------  ----------    ----------   -----------  -----------   -----------    ----------     ---------

Net profit             15,575,792   8,905,667    20,756,791    13,487,164      197,225       227,892  (11,206,686)   (6,481,587)
                       ----------  ----------    ----------   -----------  -----------   -----------    ----------     ---------

Other segment information

Segment assets         25,054,275  21,120,584    51,125,491    37,851,716    2,413,195     1,712,212    34,770,264    31,790,239

Investments in
  associates                   -           -             -             -            -             -     1,401,839     1,327,109
                       ----------  ----------    ----------   -----------  -----------   -----------    ----------     ---------
Total assets           25,054,275  21,120,584    51,125,491    37,851,716    2,413,195     1,712,212    36,172,103    33,117,348

Segment liabilities   (5,187,124) (3,913,905)  (12,876,516)  (11,453,307)    (667,336)     (809,663)  (22,430,991)  (21,182,195)

Capital expenditure     7,806,927   6,309,397     8,914,306    13,145,839            -             -       144,442       164,775
                       ==========  ==========   ===========  ============  ===========   ===========   ===========   ===========




                            Eliminations              Consolidated
Segment revenue               2005        2004          2005          2004
                           RMB'000     RMB'000       RMB'000       RMB'000
Sales to external
customers:                          (Restated)                  (Restated)

Oil and gas sales                -           -    53,417,669    36,886,019

Marketing revenues               -           -    15,901,325    18,191,353

Intersegment
  revenues             (9,065,600) (3,471,850)             -             -

Other income                     -           -       136,749       144,691
                       ----------- -----------   ------------   ----------
Total                  (9,065,600) (3,471,850)    69,455,743    55,222,063
                       ----------- -----------   ------------   ----------

Segment results

Operating expenses               -           -   (5,934,598)   (5,070,344)

Production taxes                 -           -   (2,596,543)   (1,725,674)

Exploration costs                -           -   (1,293,687)   (1,316,160)

Depreciation,
  depletion and
  amortisation                   -           -   (5,964,740)   (5,455,062)

Dismantlement                    -         - -     (252,857)     (201,637)

Impairment losses
  related to
  property, plant and
  equipment                      -           -      (90,190)             -

Crude oil and
product purchases        9,065,600   3,471,850  (15,704,100)  (17,963,461)

Selling and
  administrative
  expenses                       -           -   (1,370,368)   (1,104,348)

Others                           -           -      (77,062)      (45,844)

Interest income                  -           -       359,294       206,872

Finance costs                    -           -   (1,100,532)     (441,825)

Exchange                         -           -       287,027        29,269
gains/(losses), net

Investment income                -           -       247,893        72,438

Share of profits of
  associates                     -           -       307,075       344,469

Non-operarting
  income/expenses),
  net                            -           -        28,579       519,206

Tax                              -           -  (10,977,812)   (6,930,826)
                       ----------- -----------   ------------   ----------

Net profit                       -           -    25,323,122    16,139,136
                       ----------- -----------   ------------   ----------

Other segment informati

Segment assets                   -           -   113,363,225    92,474,751

Investments in
  associates                     -           -     1,401,839     1,327,109
                       ----------- -----------   ------------   ----------
Total assets                     -           -   114,765,064    93,801,860

Segment liabilities              -           -  (41,161,967)  (37,359,070)

Capital expenditure              -           -    16,865,675    19,620,011
                       ==========  ===========  =============  ===========



     (b)  Geographical segments

          In determining the Group's geographical segments, revenues and results are attributed to the segments based on the location of the Group's customers, and assets are attributed to the segments based on the location of the Group's assets.

          The Group is mainly engaged in the exploration, development and production of crude oil and natural gas in offshore China. Any activities outside the PRC are mainly conducted in Indonesia, Australia, Canada and Singapore. The following table presents revenue and certain asset and expenditure information for the Group's geographical segments for the years ended 31 December 2005 and 2004.

                                                       PRC                 Outside PRC               Total
                                                 2005        2004        2005        2004         2005         2004
                                              RMB'000     RMB'000     RMB'000     RMB'000      RMB'000      RMB'000
                                                       (Restated)                                         (Restated)
Total revenue                              38,992,740  30,453,453  30,463,003  24,768,610   69,455,743   55,222,063
Segment assets                             92,845,974  75,023,500  21,919,090  18,778,360  114,765,064   93,801,860
Capital expenditure                        14,496,690  12,014,894   2,368,985   7,605,117   16,865,675   19,620,011


MANAGEMENT DISCUSSION AND ANALYSIS

BUSINESS REVIEW AND PROSPECTS

As at 31 December 2005, our total revenue amounted to RMB69,455.7 million (US$8,470.4 million), representing a year-on-year increase of 25.8%. Net profit amounted to RMB25,323.1 million (US$3,088.3 million), representing a year-on-year increase of 56.9%. The profit growth was attributable to the following reasons: due to the increased international oil price and high market demand, we seized favorable opportunities from such optimism and strengthened our exploration and development to actively expand our production capacity of oil and gas. Given our increased development of heavy oil and the rise in crude oil price, we continued to implement effective cost control measures and maintained our leadership position in production cost per barrel among our international peers.

As at 31 December 2005, the Company's basic and diluted earnings per share were RMB0.62 and RMB0.61 respectively.

Looking ahead, it is expected that the global economy will maintain positive development and the demand for power will continue to rise. It will be difficult for the international oil price to drop substantially. We will increase our capital expenditure and strengthen exploration activities. More work will be done on the collection of seismic data as well as exploration and drilling. The development projects will also be conducted in a continual and highly efficient manner. There will be sixteen new projects in progress in 2006, of which ten of them are expected to commence operation during the year. The vast number of oil and gas fields put into development are also expected to contribute positively to achieve the Company's production target.

In 2006, we will consistently maintain a healthy financial position and continue to expand our overseas development and pursuit of opportunities for acquisition. At the same time, our exploration work will be extended to deepwater area.

The management remains confident in the development potential of the Company.

CONSOLIDATED NET PROFIT

Our consolidated net income after tax was RMB25,323.1 million (US$3,088.3 million) in 2005, an increase of RMB9,184.0 million (US$1,120.0 million), or 56.9% from RMB 16,139.1 million in 2004.

REVENUE

Income from our oil and gas sales for 2005 was RMB53,417.7 million (US$6,514.5 million), respesenting an increase of RMB16,531.7 million (US$2,016.1 million), or 44.8% from RMB 36,886.0 million in 2004. The increase was attributable to the high oil price, whilst growth in production also attributed to higher profits in the Company. The average realised price for our crude oil was US$47.31 per barrel in 2005, respesenting an increase of US$11.9, or 33.6% from US$35.41 per barrel in 2004. Sale of crude oil amounted to 129.8 million barrels, respesenting an increase of 11.6% over 2004. The average realised price for our natural gas was US$2.82 per thousand cubic feet in 2005, respesenting an increase of US$0.07, or 2.6% from US$2.75 per thousand cubic feet in 2004. At the same time, sales volume of our natural gas increased by 6.8% from 21.9 million BOE in 2004 to 23.4 million BOE in 2005.

In 2005, our net marketing profit, which was derived from marketing revenue less purchase cost of crude oil and oil products, was RMB197.2 million (US$24.1 million), respesenting a decrease of RMB30.7 million (US$3.7 million), or 13.5%, from RMB227.9 million in 2004. Marketing revenue from the Company's wholly-owned subsidiary, CNOOC China Limited, was RMB9,430.8 million (US$1,150.1 million), respesenting an increase of RMB1,688.2 million (US$205.9 million) from RMB 7,742.6 million in 2004. The net marketing profit was RMB85.0 million (US$10.4 million), however, 45.7% decreased from the same period last year due to the significant reduction in sales margin which was mainly influenced by market price in local market. Marketing revenue from the Company's wholly-owned subsidiary, China Offshore Oil (Singapore) International Pte Ltd., was RMB6,470.5 million (US$789.1 million). Netting off purchase cost of crude oil and oil production, the net marketing profit was RMB112.2 million (US$13.7 million), or 57.4% increased from the same period last year.

Our other income, reported on a net basis, was derived from our other income less corresponding costs. In 2005, our other net income was RMB59.7 million (US$7.3 million), respesenting a decrease of RMB39.1 million (US$4.8 million) from RMB98.8 million in 2004. The decrease mainly came from the fluctuation of income from service fee relating to PSC projects.

EXPENSES

Operating expenses

Our operating expenses in 2005 were RMB5,934.6 million (US$723.7 million), respesenting an increase of RMB864.3 million (US$105.4 million), or 17.0% from RMB 5,070.3 million in 2004. The increase was mainly attributable to the commencement of production of seven new oil and gas fields in China in the year. Operating expenses in 2005 were RMB38.8 (US$4.73) per BOE, an increase of 5.7% from RMB 36.7 (US$4.43) per BOE in 2004. Operating expenses offshore China in 2005 were RMB32.5 (US$3.96) per BOE, respesenting an increase of 8.7% from 2004. The increase was mainly attributable to the higher service fees, supply vessels, equipment lease, maintenance materials, chemicals and fuel, resulting from the higher international crude oil price. Operating expenses offshore Indonesia in 2005 were RMB100.2 (US$12.22) per BOE, respesenting an increase of 13.0% from 2004. The increase in operating expenses per barrel for our Indonesian oil fields was due to lower net production volume based on their profit sharing models. Based on working interest production, operating expenses in offshore Indonesia in 2005 were RMB48.7 (US$5.94) per BOE.

Production taxes

Our production taxes for 2005 were RMB2,596.5 million (US$316.7 million), respesenting an increase of RMB870.8 million (US$106.2 million), or 50.5% from RMB1,725.7 million in 2004. The increase was mainly due to the increased income from oil and gas sales.

Exploration costs

Our exploration costs for 2005 were RMB1,293.7 million (US$157.8 million), a slight decrease of RMB22.5 million (US$2.7 million), or 1.7% from RMB 1,316.2 million in 2004, as a result of increase in capitalisation of investment in exploration.

Depreciation, depletion and amortisation

Our depreciation, depletion and amortisation were RMB5,964.7 million (US$727.4 million) for 2005, respesenting an increase of RMB509.6 million (US$62.1 million), or 9.3% from RMB 5,455.1 million in 2004. Our average depreciation, depletion and amortisation per barrel were RMB39.0 (US$4.75 ) per BOE which were more or less the same as those in 2004.

Dismantlement

Our dismantling costs for 2005 were RMB252.9 million (US$30.8 million), an increase of RMB51.3 million (US$6.3 million) from RMB201.6 million in 2004. The increase was primarily due to the increased dismantling costs resulting from the commencement of production at new oil and gas fields and a revision of the dismantlement liabilities for certain existing oil and gas fields. Our average dismantling costs were RMB1.7 (US$0.20) per BOE, a corresponding increase from RMB1.5 (US$0.18) per BOE in 2004.

Impairment losses related to property, plant and equipment

Our impairment losses for 2005 were RMB90.2 million (US$11.0 million). The impairment was due to the downward revision of the reserve of BZ34-2/4 and HZ19-3 oil and gas fields. The average impairment costs were RMB0.6 (US$0.07) per BOE.

Selling and administrative expenses

Our selling and administrative expenses for 2005 were RMB1,370.4 million (US$167.1 million), respesenting an increase of RMB266.1 million (US$32.5 million), or 24.1% from RMB 1,104.3 million in 2004. Of which, the selling and administrative expenses of companies in China were RMB6.3 (US$0.77) per BOE, respesenting an increase of 14.5% from the previous year. Compared with last year, the increase was mainly attributable to the increase in management fees related to more PSC projects in production, labor costs and general research expenditures occurred in 2005.

Finance costs, net of interest income

Our net finance costs for 2005 were RMB741.2 million (US$90.4 million), an increase of 215.5% from the net interest expenses of RMB235.0 million in 2004. On one hand, our interest income increased RMB152.4 million from RMB206.9 million in 2004 to RMB359.3 million in 2005. On the other hand, the finance costs increased significantly mainly due to the interest expenses on our US$1 billion bonds issued in December 2004, the losses on fair value changes of the embedded derivative component of the convertible bonds and the effect of increased amount of provision of dismantlement arising from the passage of time. The increases due to the factors mentioned above were RMB164.4 million (US$20.1 million), RMB373.1 million (US$45.5) and RMB79.2 million (US$9.7 million) respectively.

Exchange gains/losses, net

Our net exchange gains incurred in 2005 were RMB287.0 million (US$35.0 million), an increase of RMB257.7 million (US$31.4 million) from net exchange gains of RMB 29.3 million in 2004. Compared with 2004, the increased exchange gains mainly came from the Chinese government's efforts on the improvement of rate-forming mechanism and the following appreciation of RMB in the second half of the year.

Investment income

Our investment income for 2005 was RMB247.9 million (US$30.2 million), a significant increase of RMB175.5 million (US$21.4 million), or 242.4% from RMB
72.4 million in 2004. For the purpose of improving performance of current assets portfolio, we increased the investment in financial instruments such as money market funds. Benefiting from the structural changes in the investment portfolio and the influence from the market, we obtained a favorable return in this year.

Share of profits of associates

In 2005, there were gains from our investments in Shanghai Petroleum and Natural Gas Company Limited and CNOOC Finance Corporation Limited. Of them, share of profit from Shanghai Petroleum and Natural Gas Company Limited was RMB261.8 million (US$31.9 million), respesenting a decrease of 12.1% from 2004, which was mainly due to the change in tax rate from favorable rate of 16.5% to normal rate of 33.0% and resulting from the increased income tax payment of 2005. Share of profit from CNOOC Finance Corporation Limited was RMB45.3 million (US$5.5 million) during the period, relatively comparable to that from 2004.

Non-operating income/expenses, net

Our net non-operating income for 2005 was RMB28.6 million (US$3.5 million), and our net non-operating income for 2004 was RMB 519.2 million. The non-operating income in 2004 represented the tax refund from re-investment in China.

Income tax

Our income tax for the year 2005 was RMB10,977.8 million (US$1,338.8 million), respesenting an increase of RMB4,047.0 million (US$493.5 million), or 58.4% from RMB6,930.8 million in 2004. The primary reason for the increase was the increase in profit before tax. The effective tax rate for 2005 was 30.2%, slightly higher than the effective rate of 30.0% in 2004.

Cash generated from operating activities

Net cash generated from operating activities in 2005 amounted to RMB32,153.8 million (US$3,921.3 million), respesenting an increase of RMB9,825.9 million (US$1,198.3 million), or 44.0% from RMB22,327.9 million in 2004.

The increase in cash was mainly due to an increase in profit before tax of RMB13,231.0 million (US$1,613.6 million), an increase in depreciation, depletion and amortization expenses of RMB509.7 million (US$62.2 million), an increase in finance costs of RMB658.7 million (US$80.3 million), an increase in provision for inventory of RMB35.8 million (US$4.4 million), an increase in dismantlement costs of RMB51.2 million (US$6.2 million), a decrease in share of profits of associates of RMB37.4 million (US$4.6 million), an increase in amortisation of discount of long term guaranteed notes of RMB 26.3 million (US$3.2 million), and an increase in impairment losses related to property, plant and equipment of RMB90.2 million (US$11.0 million).

Increase of cash flow was also partially offset by an increase of income tax paid of RMB2,447.2 million (US$298.4 million), an increase in our finance exchange gain and loss of RMB257.8 million (US$31.4 million), an increase in investment income received of RMB175.5 million (US$21.4 million), a decrease in the loss on disposal and write off of property, plant and equipment of RMB14.3 million (US$1.7 million), an increase in interest income of RMB152.4 million (US$18.6 million) and a decrease in compensation cost for share based payment of RMB17.5 million (US$2.1 million).

In another aspect, compared with 2004, the increase in operating cash flow was partially attributable to the increase in changes of working capital, mainly due to the increase in changes of current assets from operating activities excluding cash and bank balances of RMB2,103.9 million (US$256.6 million), and a simultaneous increase in changes of current liabilities from operating activities of RMB71.0 million (US$8.7 million).

Capital expenditures and investments

Net cash outflow from investing activities in 2005 was RMB29,349.2 million (US$3,579.3 million), representing an increase of RMB4,742.0 million (US$578.3 million) from RMB24,607.2 million in 2004.

In line with our use of "successful efforts" method of accounting, total capital expenditures and investments primarily include successful exploration and development expenditures and purchases of oil and gas properties. Total capital expenditures were RMB17,469.5 million (US$2,130.5 million) in 2005, representing a decrease of RMB1,152.5 million (US$140.6 million), or 6.2%, from RMB18,622.0 million in 2004. Capital expenditures in 2005 mainly comprised of RMB875.8 million (US$106.7 million) for capitalised exploration activities, RMB15,729.7 million (US$1,918.4 million) for development investments, and RMB1,017.0 million (US$124.0 million) for acquisition of 16.69% equity interest of MEG, neting off a tax refund of RMB153.0 million (US$18.7 million) from NWS Project. Our development expenditures in 2005 related principally to the development of PanYu 30-1, Bozhong 25-1/25-1S, PL19-3 phase II, NanPu 35-2 oil and gas fields.

In addition, cash outflow was attributable to the increase in time deposits with maturities over three months of RMB3,597 million (US$438.7 million), and the net purchase of available-for-sale financial assets of RMB8,282.7 million (US$1,010.1 million).

Financing activities

The net cash flow arising from financing activities in 2005 was an outflow of RMB7,786.4 million (US$ 949.6 million) while that in 2004 was an inflow of RMB1,970.5 million. Compared with 2004, there was no issuance of debt financing instruments or bank loan increase in 2005. The distribution of dividends of RMB7,772.2 million (US$947.9 million) and the repayment of bank loans of RMB18.7 million (US$2.3 million) by the Company generated a total cash outflow of RMB 7,790.9 million (US$950.1 million). Some cash inflow was generated by the proceeds from the exercise of share options of RMB4.5 million (US$0.5 million) in 2005.

Repayment arrangements of our total debts as at 31 December 2005 were as follows:

                         Debt maturities principal only
                               Original currency
Due by                                                               Total RMB   Total US$
31 December                         US$         JPY         RMB     equivalent  equivalent
                                (in millions, except percentages)

2006                              100.0       271.5           -          825.7       102.3
2007-2009                       1,000.0       271.4           -        8,088.9     1,002.3
2010-2011                             -           -           -              -           -
2011 and beyond                 1,000.0           -           -        8,070.2     1,000.0
Total                           2,100.0       542.9           -       16,984.8     2,104.6
Percentage of total debt          99.8%        0.2%           -         100.0%      100.0%


The gearing ratio of the Company was 19.1%. Gearing ratio is (Total
Debt)/(Total Debt + Equity).

Market risks

Our market risk exposures primarily consist of fluctuations in oil and gas prices, exchange rates and interest rates.

Oil and gas price risk

As our oil and gas prices are mainly determined by reference to the oil and gas prices in international markets, changes in international oil and gas prices have a large impact on us. International oil and gas prices are volatile, and this volatility has a significant effect on our net sales and net profits.

Currency risk

Substantially all of the Group's oil and gas sales are denominated in Renminbi and US dollars. In the past decade, the PRC government's policies of maintaining a stable exchange rate and China's ample foreign reserves have contributed to the stability of the Renminbi. Starting from 21 July 2005, China reformed the exchange rate regime by moving into a managed floating exchange rate regime based on market supply and demand with reference to a basket of currencies. Renminbi would no longer be pegged to US dollar. From that day to 31 December 2005, Renminbi has appreciated by approximately 2.5% against US dollars.

The appreciation of Renminbi against US dollars may have certain impact on the Group. On one hand, since the benchmark oil and gas prices are usually in US dollars, the Group's oil and gas sales may decrease due to the depreciation of US dollars against Renminbi. On the other hand, the depreciation of US dollars against Remminbi will also decrease the Group's costs for imported equipment and materials, most of which are denominated in US dollars. In addition, the debt repayment by the Group will decrease since more than 99% of the Group's debts are also denominated in U.S. dollars.

As of the end of 2005, the balance of our yen-denominated loans was only RMB37.3 million. Since the Group has hedged our yen loans against foreign currency swaps, the Group does not expect any exchange risk relating to Japanese yen in the future.

Interest rate risk

As of the end of 2005, the interest rates for all balance of our debts were fixed. The term of the weighted average balance was approximately eight years, with very low weighted average interest rates. The weighted average interest rate of our debts was only 3.6%, which is very favorable under the environment of interest rate hike.

Significant investments and material acquisitions

i) On 11 March 2005, CNOOC reached agreement with Canadian MEG Energy Corporation, on the acquisition of 18.5% (16.69% on a diluted basis) of the issued shares of MEG Energy Corp., for a consideration of C$150 million. The Company thereby acquired an interest in the oil sand project in Canada, which has a huge development potential.

ii) On 23 June 2005, the Company made a merger proposal to Unocal Corporation to acquire all the shares of Unocal Corporation at US$67 per share, or a total consideration of approximately US$18.5 billion. However, in light of huge uncertainties and unbearable risks associated with the political environment in the US, the Company finally withdrew its offer on 2 August 2005.

iii) On 9 January 2006, the Company signed a definitive agreement with South Atlantic Petroleum Limited ("SAPETRO') to acquire a 45% working interest in an offshore oil mining license 130 "OML 130" in Nigeria for a cash consideration of US$2.268 billion, subject to adjustment. Conditional on, among other things, the approval of the Nigerian National Petroleum Corporation ("NNPC") and the PRC government, the transaction is expected to be completed in the first half of 2006.

iv) On 27 January 2006, the Company acquired a 35% working interest in the Nigeria OPL229 Oil Contract for a consideration of US$60 million.

SUPPLEMENTAL INFORMATION FOR NORTH AMERICAN SHAREHOLDERS

SIGNIFICANT DIFFERENCES BETWEEN HONG KONG GAAP AND GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED STATES OF AMERICA ("US GAAP")

Net profit and net equity

(a)  Impairment of long-lived assets

     Under Hong Kong GAAP, impairment charges are recognised when a long-lived asset's carrying amount exceeds the higher of an asset's fair value less costs to sell and value in use, which incorporates discounting the asset's estimated future cash flows.

     Under US GAAP, long-lived assets are assessed for possible impairment in accordance with SFAS No.144, "Accounting for the impairment or disposal of long-lived assets". SFAS No. 144 requires the Group to (a) recognise an impairment loss only if the carrying amount of a long-lived asset is not recoverable from its undiscounted cash flows and (b) measure an impairment loss as the difference between the carrying amount and fair value of the asset. SFAS No. 144 requires that a long-lived asset to be abandoned, exchanged for a similar productive asset, or distributed to owners in a spin-off be considered as held and used until it is disposed of.

     SFAS No. 144 also requires the Group to assess the need for an impairment of capitalised costs of proved oil and gas properties and the costs of wells and related equipment and facilities on a property-by-property basis. If an impairment is indicated based on undiscounted expected future cash flows, then an impairment is recognised to the extent that net capitalised costs exceed the estimated fair value of the property. Fair value of the property is estimated by the Group using the present value of future cash flows. The impairment was determined based on the difference between the carrying value of the assets and the present value of future cash flows. It is reasonably possible that a change in reserve or price estimates could occur in the near term and adversely impact management's estimate of future cash flows and consequently the carrying value of properties.

     In addition, under Hong Kong GAAP, a subsequent increase in the recoverable amount of an asset (other than goodwill and available-for-sale equity investments) is reversed to the income statement to the extent that an impairment loss on the same asset was previously recognised as an expense when the circumstances and events that led to the write-down or write-off cease to exist. The reversal is reduced by the amount that would have been recognised as depreciation had the write-down or write-off not occurred. Under US GAAP, an impairment loss establishes a new cost basis for the impaired asset and the new cost basis should not be adjusted subsequently other than for further impairment losses.

     For the year ended 31 December 2005, an impairment of approximately RMB90,190,000 was recognised under Hong Kong GAAP and US GAAP.

(b)  Accounting for convertible bonds

     With effect from 1 January 2005, under HKAS 32 Financial Instruments:
     Disclosure and Presentation, financial instruments with cash settlement options and other derivative components will need to be bifurcated into a debt component and a derivative component. The derivative component is marked to market at each balance sheet date and the differences will be charged/credited to the income statement. The debt component is stated at amortised cost. The requirements of HKAS 32 have been applied retrospectively with comparative

     Under US GAAP, convertible bonds are subject to different rules on the bifurcation of the debt and derivative components. However, there is no significant difference on the accounting treatment adopted under HK GAAP and US GAAP for the Group's convertible bonds.

(c)      Comprehensive income

      According to SFAS No. 130, "Reporting comprehensive income", the Group is required to include a statement of other comprehensive income for revenues and expenses, gains and losses which under US GAAP are included in comprehensive income and excluded from net income.


                                                                                               2005        2004
                                                                                            RMB'000     RMB'000

      Net income under US GAAP                                                           25,343,158  16,176,492
      Other comprehensive income:
        Foreign currency translation adjustments                                          (493,289)    (42,301)
        Unrealised gains /(losses) on available-for-sale investments                         69,069    (25,228)
        Less: Reclassification adjustment for gains included in net income                 (20,036)     (2,972)
                                                                                        -----------  ----------
      Comprehensive income under US GAAP                                                 24,898,902  16,105,991
                                                                                        ===========  ==========

     Roll forward of accumulated other comprehensive income components are as follows:

                                                                        Foreign      Unrealised     Accumulated
                                                                       currency        gains on           other
                                                                    translation      short term   comprehensive
                                                                    adjustments     investments          income
                                                                        RMB'000         RMB'000         RMB'000

      Balance at 1 January 2004                                          22,647          48,236          70,883
      Reversal of current year's realised gains                               -         (2,972)         (2,972)
      Current year's change                                            (42,301)        (25,228)        (67,529)
                                                                      ---------        --------       ---------
      Balance at 31 December 2004                                      (19,654)          20,036             382
      Reversal of current year realised gains                                 -        (20,036)        (20,036)
      Current year's change                                           (493,289)          69,069       (424,220)
      Balance at 31 December 2005                                     (512,943)          69,069       (443,874)
                                                                      =========        ========       =========


(d)  Use of estimates in the preparation of financial statements

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. The most significant estimates pertain to proved oil and gas reserve volumes and the future development, provision for dismantlement as well as estimates relating to certain oil and gas revenues and expenses. Actual amounts could differ from those estimates and assumptions.

(e)  Segment reporting

     The Group's segment information is based on the segmental operating results regularly reviewed by the Group's chief operating decision maker. The accounting policies used are the same as those used in the preparation of the Group's consolidated Hong Kong GAAP financial statements.

There are no significant differences between Hong Kong GAAP and US GAAPs on the consolidated balance sheet as at 31 December 2005 and 2004 and the consolidated income statement for the years ended 31 December 2005 and 2004. As such, no reconciliation tables have been presented.

Employees

We had 2,696 employees as at 31 December 2005.

We have adopted share option schemes for directors, senior management officers and other eligible grantees of the Company since 4 February 2001. The Board has granted options to eligible grantees pursuant to the terms of the relevant schemes in effect from time to time.

In 2005, we further improved the implementation and utilization of performance-based assessment system and continued implementing the "target management" and "balance bonus card" effectively. We also upgraded our remuneration systems and various incentive systems and formulated "Proposal for employees' remuneration and its adjustments". At the same time, we accomplished the task of standardising our internal remuneration and awarded a number of prizes and awards. We effectively awarded employees who made contribution to our development while further standardised the existing remuneration and benefits system.

We put great emphasis on the cultivation and development of our staff and increased our efforts and strength on training. By continuously improving the training and management system of the Company, formulating the standard for training as well as establishing and amending on-line training, we provide our staff with all kinds of management and business training, which is beneficial to both our staff and the development of the enterprise.We strive to create a double-win situation for our staff and the enterprise.

Furthermore, we continue implementing and refining our competitive remuneration and benefits packages for overseas employees. We have also started establishing a pool of talented staff which will guarantee the provision of the necessary resources to cater for our strategic opportunities for continuous fast growth.

Charges on Assets

Except for the charge on the interest of the Group in the NWS Project as discussed in note 3 above, the Group had no charge on assets as at 31 December 2005.

Contingent Liabilities

The Group had no contingent liabilities as at 31 December 2005.

DIVIDENDS

The Board of Directors recommends the payment of a final dividend of HK$0.10 per share for the year ended 31 December 2005 to shareholders whose names appear on the Register of Members of the Company on 24 May 2006. These, together with the interim dividend of HK$0.05 per share and special interim dividend of HK$0.05 per share, give a total of HK$0.20 per share for the year. The proposed final dividends are expected to be paid on 7 June 2006 following the approval at the Annual General Meeting of the Company.

AUDIT COMMITTEE

The audit committee has reviewed, together with the management, the Group's consolidated financial statements for the year ended 31 December 2005, including the accounting principles and practices adopted by the Group and has discussed the internal control and financial reporting matters. The audit committee of the Board of Directors of the Company has reviewed the annual results of the Company for the year ended 31 December 2005.

PURCHASE, DISPOSAL AND REDEMPTION OF THE COMPANY'S LISTED SECURITIES

The Company and its subsidiaries did not purchase, dispose of or redeem any of the listed securities of the Company during the year ended 31 December 2005.

ADJUSTMENTS TO CONVERSION PRICE OF CONVERTIBLE BONDS

The Company issued convertible bonds (the "Convertible Bonds") in the principal amount of US$1 billion in December 2004. The current conversion price of the Convertible Bonds is HK$5.97 per share. In accordance with the terms and conditions of the Convertible Bonds, the payment of the proposed final dividend may result in an adjustment to the conversion price of the Convertible Bonds. The exact amount of the adjustment, if any, can only be determined after the record date for the proposed final dividend. A separate announcement will be made as and when appropriate.

CLOSURE OF REGISTER OF MEMBERS

The Register of Members will be closed from 17 May 2006 (Wednesday) to 24 May 2006 (Wednesday) (both dates inclusive). In order to qualify for the dividends and to attend the annual general meeting of the Company, all transfers, accompanied by the relevant share certificates, must be lodged with the Company's share registrar, Hong Kong Registrars Limited, at Rooms 1712-16, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, not later than 4:00 p.m. on 16 May 2006 (Tuesday).

COMPLIANCE WITH THE CODE ON CORPORATE GOVERNANCE PRACTICES

The Company has complied with the Code Provisions of the Code on Corporate Governance Practices (the "CG Code") as set out in Appendix 14 of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited ("Stock Exchange") (the "Listing Rules") throughout the year ended 31 December 2005, except for deviations from Code Provisions A.2.1, A.4.1, A.4.2 and B.1.3 only. The following summaries the Company's deviations from the CG Code and the reasons for such deviations.

Code Provision A.2.1

Under Code Provision A.2.1, the roles of the chairman and chief executive officer are required to be separated and not to be performed by the same individual.

Mr. Fu Chengyu ("Mr. Fu") is the Chairman of the Company. In addition to the role of the Chairman, the role of Chief Executive Officer is also designated to Mr. Fu. This constitutes a deviation from Code Provision A.2.1. The reason for such deviation is set out below.

The Company is engaged in the pure oil exploration and production business which is different from integrated oil companies engaging in both upstream and downstream operations. In light of this, the Board considers that the interest of the Company's oil exploration and production business is best served when strategic planning decisions are made and implemented by the same person. The Company's Nomination Committee also agreed that it is in the best interest of the Company that the roles of the Chairman of the Board and Chief Executive Officer be performed by the same individual.

In light of the above, the Company does not currently propose to designate another person as the Chief Executive Officer of the Company.

Code Provision A.4.1

Under Code Provision A.4.1, non-executive directors should be appointed for a specific term and be subject to re-election.

None of the existing Independent Non-executive Directors of the Company is appointed for a specific term. This constitutes a deviation from Code Provision
A.4.1. However, all the Directors of the Company (executive and non-executive) are subject to the retirement provisions under article 97 of the articles of association of the Company ("Article 97"). According to Article 97, one-third of the Directors for the time being must retire from the office by rotation at each annual general meeting. The Company has observed the need for good corporate governance practices and all the existing Independent Non-executive Directors of the Company have been re-elected in past three years, except Mr. Lawrence J. Lau, who was appointed as an Independent Non-executive Director of the Company with effect from 31 August 2005. Therefore, the Company considers that sufficient measures have been taken to ensure that the Company's corporate governance practices are no less exacting than those in the CG Code.

Code Provision A.4.2

Under Code Provision A.4.2, every Director, including those appointed for a specific term, should be subject to retirement by rotation at least once every three years. Mr. Fu, the Chairman of the Company, was re-elected as a Director on 6 June 2002. Although he did not retire by rotation at the annual general meeting held on 25 May 2005 as under Article 97 a Director who is also a chairman or chief executive officer of the Company is exempted from the requirement to retire by rotation, he was re-elected as a Director at the extraordinary general meeting held on 31 December 2005 to comply with Code Provision A.4.2.

Code Provision B.1.3

Code Provision B.1.3 requires the terms of reference of the remuneration committee of the Company to include, as a minimum, certain specific duties set out in such Code Provision.

Previously, the Company's Remuneration Committee charter did not mirror the exact wording of the terms of reference in Code Provision B.1.3. The Company has therefore revised its Remuneration Committee charter to comply with the provisions in Code Provision B.1.3.

Further information on the CG Code can be found in the Corporate Governance Report contained in the annual report.

MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS OF LISTED ISSUERS

The Company has adopted a code of ethics ("Code of Ethics") incorporating the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") as set out in Appendix 10 to the Listing Rules. All directors have confirmed that they complied, during the year ended 31 December 2005, with the required standards set out in the Model Code.

DISCLOSURE OF INFORMATION ON THE STOCK EXCHANGE'S WEBSITE

The electronic version of this announcement will be published on the website of The Stock Exchange of Hong Kong Limited (the "Stock Exchange") (http://www.hkex.com.hk). The annual report for the year ended 31 December 2005, containing all the information required by Appendix 16 to the Listing Rules, will be dispatched to shareholders of the Company and published on the Stock Exchange's website in due course.

GENERAL

For the purpose of this announcement, unless otherwise indicated, translations of Renminbi into US dollars have been made at the rate of RMB8.1998 to US$1. These translations are for the purposes of illustration only and no representation is made by the Company that any amounts in Renminbi and US dollars can be or could have been converted at the above rate or any other rates or at all.

Please also refer to the published version of this announcement in the South China Morning Post, Economic Times, and Wen Wei Po published on 27 March 2006.

As at the date of this announcement, the Board comprises:

Executive Directors:
Fu Chengyu (Chairman)
Luo Han
Zhou Shouwei
Cao Xinghe
Wu Zhenfang
Wu Guangqi
Yang Hua

Independent Non-Executive Directors:
Chiu Sung Hong
Kenneth S. Courtis
Evert Henkes
Hau Yin Tse, Aloysius
Lawrence J. Lau

                                                   By Order of the Board
                                                        CNOOC Limited
                                                         Fu Chengyu
                                           Chairman and Chief Executive Officer

Hong Kong, 24 March 2006

This announcement contains statements that are not historical facts, including statements about beliefs and expectations of the directors of the Company on the Company and its development and future plans. These forward-looking statements reflect the directors' current views with respect to future events and are not a guarantee of future performance, and therefore shareholders and potential investors should not place undue reliance on them. The directors of the Company undertake no obligation to update or revise publicly any of these forward-looking statements, whether in light of new information, future events or otherwise. Forward-looking statements involve inherent risks and uncertainties. Shareholders and potential investors are cautioned that a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to, changes in the Chinese economic, political and social conditions and government policies and in the oil and gas industry.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  CNOOC Limited


                                  By:  /s/ Cao Yunshi
                                       -----------------------------
                                       Name: Cao Yunshi
                                       Title:  Company Secretary

Dated: March 27, 2006